UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74838 K306

(CUSIP Number)

Henry Ji, Ph.D. Vivian Q. Zhang The Ji-Zhang Family Trust, dated May 20, 2010 c/o Sorrento Therapeutics, Inc. 6042 Cornerstone Ct. West, Suite B San Diego, CA 92121 Telephone: (858) 210-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74838 K306
1	NAMES OF REPORTING PERSONS Henry Ji, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,500(1)
	8	SHARED VOTING POWER 43,754,032(2)
	9	SOLE DISPOSITIVE POWER 37,500(1)
	10	SHARED DISPOSITIVE POWER 43,754,032(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,791,532(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Comprised of shares of common stock issuable pursuant to stock options exerciseable within 60 days of December 31, 2010.
(2)	Comprised of shares of common stock that the Reporting Person beneficially owns as of December 31, 2010, following the transfer of shares of common stock beneficially owned by the Reporting Person, as described in Item 4 of this Schedule 13D/A.
(3)	Percentage of class calculated based on an aggregate of 250,801,270 shares issued and outstanding as of December 31, 2010.

CUSIP No. 74838 K306
1	NAMES OF REPORTING PERSONS Vivian Q. Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,754,032(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,754,032(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,754,032(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Comprised of shares of common stock that the Reporting Person beneficially owns as of December 31, 2010, following the transfer of shares of common stock by Henry Ji, Ph.D., as described in Item 4 of this Schedule 13D/A.
(2)	Percentage of class calculated based on an aggregate of 250,801,270 shares issued and outstanding as of December 31, 2010.

CUSIP No. 74838 K306
1	NAMES OF REPORTING PERSONS The Ji-Zhang Family Trust, dated May 20, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,754,032(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,754,032(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,754,032(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Comprised of shares of common stock that the Reporting Person beneficially owns as of December 31, 2010, following the transfer of shares of common stock by Henry Ji, Ph.D., as described in Item 4 of this Schedule 13D/A.
(2)	Percentage of class calculated based on an aggregate of 250,801,270 shares issued and outstanding as of December 31, 2010.

Explanatory Note

This statement constitutes Amendment No. 1 to the Statement on Schedule 13D filed on September 24, 2009 (the “Initial 13D”) by Henry Ji, Ph.D. (“Dr. Ji”), relating to his beneficial ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Sorrento Therapeutics, Inc., a Delaware corporation (the “Issuer”) (formerly known as QuikByte Software, Inc.).

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements only information that has materially changed since the filing of the Initial 13D, including disclosure of the number of shares of Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Persons (defined below).

ITEM 2. Identity and Background.

This Schedule 13D/A is being filed jointly by Dr. Ji, Vivian Q. Zhang and The Ji-Zhang Family Trust, dated May 20, 2010 (together, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

The business address for Dr. Ji, Vivian Q. Zhang and The Ji-Zhang Family Trust, dated May 20, 2010 (the “Family Trust”) is c/o Sorrento Therapeutics, Inc., 6042 Cornerstone Ct. West, Suite B, San Diego, CA 92121.

Dr. Ji is the Chief Scientific Officer and Secretary of the Issuer and a member of the Issuer’s Board of Directors. Vivian Q. Zhang is Dr. Ji’s wife and co-trustee, with Dr. Ji, of the Family Trust.

None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

None of the Reporting Persons have, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dr. Ji and Vivian Q. Zhang are citizens of the United States of America and the Family Trust is a trust formed under the laws of the State of California.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by deleting the last paragraph thereof and adding the following in its place:

On February 16, 2010, the Company granted Dr. Ji an option to purchase 150,000 shares of Common Stock. Such option vests over a four-year period commencing on February 16, 2010, with 25% of the shares subject to the option vesting on each anniversary of the vesting commencement date.

On April 9, 2010, Dr. Ji transferred by gift 9,000,000 shares of Common Stock owned by him to an irrevocable trust for the benefit of his three children (the “Irrevocable Trust”). Neither Dr. Ji nor his wife, Vivian Q. Zhang, is a trustee of the Irrevocable Trust, nor do either of them have voting or investment control over the shares held by the Irrevocable Trust. No consideration was paid by or to any of the Reporting Persons for the transfer of the shares of Common Stock to the Irrevocable Trust.

On May 20, 2010 and November 24, 2010, Dr. Ji transferred by gift 38,657,167 and 5,096,865 shares of Common Stock, respectively, owned by him to the Family Trust, a revocable trust whose trustees are Dr. Ji and Vivian Q. Zhang. The terms of the Family Trust provide that each of Dr. Ji and Vivian Q. Zhang, while acting as co-trustees, have the power to act alone and have those actions binding on both trustees and the trust assets, including voting and dispositive power over the shares of Common Stock held by the Family Trust. No consideration was paid by or to any of the Reporting Persons for the transfer of the shares of Common Stock to the Family Trust.

The Reporting Persons do not have any present plans or proposals that relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

1.	Dr. Ji has beneficial ownership of an aggregate of 43,791,532 shares of Common Stock, comprised of: (i) 37,500 shares of Common Stock issuable pursuant to stock options exerciseable within 60 days of December 31, 2010, and (ii) 43,754,032 shares of Common Stock held by the Family Trust, of which Dr. Ji is a co-trustee. Based on an aggregate of 250,801,270 shares of Common Stock outstanding as of December 31, 2010, after giving effect to the transactions described in Item 4 of this Schedule 13D/A, Dr. Ji beneficially owns 17.5% of the outstanding shares of Common Stock as of December 31, 2010. Vivian Q. Zhang and the Family Trust each have beneficial ownership of an aggregate of 43,754,032 of Common Stock. Based on an aggregate of 250,801,270 shares of Common Stock outstanding as of December 31, 2010, after giving effect to the transactions described in Item 4 of this Schedule 13D/A, Vivian Q. Zhang and the Family Trust each beneficially own 17.4% of the outstanding shares of Common Stock as of December 31, 2010.

2.	Dr. Ji and Vivian Q. Zhang have shared power to vote and dispose of all the shares of Common Stock beneficially owned by the Family Trust.

3.	None of Reporting Persons has effected any transaction with respect to the shares of Common Stock held in the Family Trust during the past 60 days.

4.	The Reporting Persons have the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held in the Family Trust.

5.	Not applicable.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated January 26, 2011, by and among Henry Ji, Ph.D., Vivian Q. Zhang and The Ji-Zhang Family Trust, dated May 20, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2011	/s/ Henry H. Ji
Henry H. Ji, Ph.D.

/s/ Vivian Q. Zhang
Vivian Q. Zhang

The Ji-Zhang Family Trust, dated May 20, 2010

	By:	/s/ Henry H. Ji
Henry H. Ji, Ph.D., co-trustee

/s/ Vivian Q. Zhang
Vivian Q. Zhang, co-trustee

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated January 26, 2011, by and among Henry Ji, Ph.D., Vivian Q. Zhang and The Ji-Zhang Family Trust, dated May 20, 2010.